

03054180

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 2 7 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PFA Security Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
704 Lisburn Road, Suite 102
(No. and Street)

Camp Hill, PA 17011
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charity A. Shawver (717) 761-4646
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Seligman, Friedman & Company, P.C.
(Name — if individual, state last, first, middle name)

1027 Mumma Road Wormleysburg, PA 17043
(Address) (City) (State) (Zip Code)

CHECK ONE:
XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Charity A. Shayver swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFA Security Asset Management, Inc. as of December 31, 2002 ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature 03/25/03

Treasurer

Title

Notary Public 03/25/03

Notarial Seal
Cathy L. Youngblood, Notary Public
Camp Hill Boro, Cumberland County
My Commission Expires June 22, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 27 2003
WASH, D.C.
181
SECTION

PFA SECURITY ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

PFA SECURITY ASSET MANAGEMENT, INC.

TABLE OF CONTENTS

	PAGE NUMBER
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
BALANCE SHEETS	2
STATEMENTS OF INCOME	3
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 8
SUPPLEMENTARY INFORMATION	
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	9
SCHEDULES OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002 AND 2001	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	11 - 12
INDEPENDENT AUDITORS' REPORT ON EXEMPTION FROM PROVISIONS FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3	13



SELIGMAN, FRIEDMAN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
www.seligmancpa.com

Harrisburg • 1027 Mumma Road • Wormleysburg, PA 17043 • (717) 761-0211 • Fax (717) 975-9750
State College • 1423 North Atherton Street • State College, PA 16803 • (814) 238-8474 • Fax (814) 234-3523
York • 96 South George Street, Suite 350 • York, PA 17401 • (717) 843-0040 • Fax (717) 843-0075

INDEPENDENT AUDITORS' REPORT

Stockholders
PFA Security Asset Management, Inc.
1023 Mumma Road
Lemoyne, Pennsylvania 17043

We have audited the Balance Sheets of **PFA Security Asset Management, Inc.** as of December 31, 2002 and 2001, and the related Statements of Income, Changes in Stockholders' Equity, and Cash Flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PFA Security Asset Management, Inc.** as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with auditing standards generally accepted in the United States of America.

Seligman Friedman & Company P.C

Harrisburg, Pennsylvania
January 31, 2003

PFA SECURITY ASSET MANAGEMENT, INC.

BALANCE SHEETS

	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$12,740	$13,690
Accounts Receivable	16,270	2,993
Prepaid Expense	73	353
TOTAL ASSETS	$29,083	$17,036
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$16,270	$ 2,993
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value; 1,000 Shares Authorized; 100 Shares Issued and Outstanding	1,000	1,000
Additional Paid-In Capital	39,122	36,788
Accumulated Deficit	(27,309)	(23,745)
TOTAL STOCKHOLDERS' EQUITY	12,813	14,043
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$29,083	$17,036

See independent auditors' report and accompanying notes.

PFA SECURITY ASSET MANAGEMENT, INC.

STATEMENTS OF INCOME

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Amount	% of Income	Amount	% of Income
COMMISSION INCOME	$489,523	100.0	$151,000	100.0
OPERATING EXPENSES	493,087	100.7	160,742	106.5
NET LOSS	$ (3,564)	(0.7)	$ (9,742)	(6.5)

See independent auditors' report and accompanying notes.

PFA SECURITY ASSET MANAGEMENT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE - December 31, 2000	$1,000	$20,000	$(14,003)	$ 6,997
NET LOSS	0	0	(9,742)	(9,742)
CONTRIBUTION OF CAPITAL	0	23,000	0	23,000
DISTRIBUTIONS TO STOCKHOLDERS	0	(6,212)	0	(6,212)
BALANCE - December 31, 2001	1,000	36,788	(23,745)	14,043
NET LOSS	0	0	(3,564)	(3,564)
CONTRIBUTION OF CAPITAL	0	2,334	0	2,334
BALANCE - December 31, 2002	$1,000	$39,122	$(27,309)	$12,813

See independent auditors' report and accompanying notes.

PFA SECURITY ASSET MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2002	**2001**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (3,564)	$ (9,742)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities		
(Increase) Decrease in		
Accounts Receivable	(13,277)	(2,993)
Prepaid Expense	280	(353)
Increase (Decrease) in		
Accounts Payable	13,277	2,993
NET CASH FLOWS USED BY OPERATING ACTIVITIES	(3,284)	(10,095)
NET CASH FROM FINANCING ACTIVITIES		
Additional Paid-in Capital	2,334	23,000
Distributions to Stockholders	0	(6,212)
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,334	16,788
NET INCREASE (DECREASE) IN CASH	(950)	6,693
CASH AND CASH EQUIVALENTS - BEGINNING	13,690	6,997
CASH AND CASH EQUIVALENTS - ENDING	$12,740	$13,690
SUPPLEMENTAL DISCLOSURES		
Interest Paid	$0	$0
Income Taxes Paid	$0	$0

See independent auditors' report and accompanying notes.

PFA SECURITY ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

PFA Security Asset Management, Inc. was incorporated in the State of Arizona on July 20, 1999. PFA Security Asset Management, Inc. is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934. The corporate operations are limited to investment company products and variable insurance contracts.

Accounting Method and Revenue Recognition

The financial statements reflect the accrual method of accounting. Revenue is recognized when earned and expenses are recognized when incurred.

Accounts Receivable and Bad Debt

The Corporation writes-off any accounts deemed to be uncollectible. Potential bad debt at the end of the period is immaterial in relation to total accounts receivable. Therefore, a reserve for doubtful accounts has not been established.

Income Taxes

The Corporation has elected taxation as a Subchapter "S" Corporation for federal and state income tax purposes. Consequently, tax liabilities are the responsibility of the Corporation's stockholders. Therefore, no income tax provision is reflected in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

PFA SECURITY ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Corporation considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

2. CONCENTRATION OF CREDIT RISKS

The Corporation primarily transacts business within Pennsylvania. Fluctuations in the economic conditions within the Commonwealth could affect the Corporation's ability to acquire and retain clients.

3. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Corporation had net capital of $12,740, which was $7,740 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 1.28 to 1 at December 31, 2002. At December 31, 2001, the Corporation had net capital of $13,690, which was $8,690 in excess of its required net capital of $5,000. The Corporation's net capital ratio was 0.22 to 1 at December 31, 2001.

4. CHANGE IN OWNERSHIP

In July 2001, all of the Corporation's common stock was sold by the existing stockholder to a group of investors. Pursuant to that transaction, the Corporation distributed $6,212 to the selling stockholder and received $23,000 of equity capital from the new stockholders.

PFA SECURITY ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

5. COMMISSION INCOME

Commission income of $70,803 and $90,164 was paid by Lincoln Benefit Life Company, a Nebraska-based insurance company, for securities transactions initiated by PFA Security Asset Management, Inc. on variable annuity sales in 2002 and 2001, respectively. These commission checks were made payable to Professional Asset Management Advisors, Inc. and were not recorded as commission income by PFA Security Asset Management, Inc. Some of the owners of PFA Security Asset Management, Inc. are also owners of Professional Asset Management Advisors, Inc. The Corporation's management believes that the commission checks should be made payable to PFA Security Asset Management, Inc. and are working with Lincoln Benefit to resolve this matter.

6. RELATED PARTY TRANSACTIONS

All of the Corporation's commission expenses are paid to certain stockholders of the Corporation. Commission expenses were $491,079 and $151,000 for the years ended December 31, 2002 and 2001, respectively. Commission expenses due to certain stockholders at December 31, 2002 were $16,270.

SUPPLEMENTARY INFORMATION



SELIGMAN, FRIEDMAN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
www.seligmancpa.com

Harrisburg • 1027 Mumma Road • Wormleysburg, PA 17043 • (717) 761-0211 • Fax (717) 975-9750
State College • 1423 North Atherton Street • State College, PA 16803 • (814) 238-8474 • Fax (814) 234-3523
York • 96 South George Street, Suite 350 • York, PA 17401 • (717) 843-0040 • Fax (717) 843-0075

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholders
PFA Security Asset Management, Inc.
1023 Mumma Road
Lemoyne, Pennsylvania 17043

We have audited the accompanying financial statements of **PFA Security Asset Management, Inc.** as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated January 31, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligman Friedman & Company P.C

Harrisburg, Pennsylvania
January 31, 2003

PFA SECURITY ASSET MANAGEMENT, INC.

SCHEDULES OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL		
Stockholders' Equity	$12,813	$14,043
Nonallowable Assets		
Prepaid Expenses	73	353
NET CAPITAL	$12,740	$13,690
AGGREGATE INDEBTEDNESS		
Accounts Payable	$16,270	$2,993
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		
Company (Aggregated Indebtedness x 6.67 Percent)	$1,084	$199
Minimum Dollar Net Capital Required	$5,000	$5,000
Net Capital	$12,740	$13,690
Less: Minimum Dollar Net Capital	5,000	5,000
Excess Net Capital	$ 7,740	$ 8,690
Net Capital	$12,740	$13,690
Aggregate Indebtedness x 10.0 Percent	1,627	299
Excess Net Capital at 1,000 Percent	$11,113	$13,391
Ratio: Aggregate Indebtedness to Net Capital	1.28 : 1	0.22 : 1
RECONCILIATION WITH CORPORATION'S COMPUTATION		
(Included in Part IIA of Form X-17a-5 as of December 31, 2001)		
Net Capital - As Reported in Corporation's Part IIA (Unaudited)		
FOCUS Report	$12,740	$13,690
Adjustments	0	0
NET CAPITAL PER ABOVE	$12,740	$13,690

See independent auditors' report on supplementary information.



SELIGMAN, FRIEDMAN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
www.seligmancpa.com

Harrisburg • 1027 Mumma Road • Wormleysburg, PA 17043 • (717) 761-0211 • Fax (717) 975-9750
State College • 1423 North Atherton Street • State College, PA 16803 • (814) 238-8474 • Fax (814) 234-3523
York • 96 South George Street, Suite 350 • York, PA 17401 • (717) 843-0040 • Fax (717) 843-0075

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Stockholders
PFA Security Asset Management, Inc.
1023 Mumma Road
Lemoyne, Pennsylvania 17043

In planning and performing our audit of the financial statements of **PFA Security Asset Management, Inc.** for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an material inadequacy for such purposes. Based upon this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligman Friedman & Company P.C

Harrisburg, Pennsylvania
January 31, 2003



SELIGMAN, FRIEDMAN & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
www.seligmancpa.com

Harrisburg • 1027 Mumma Road • Wormleysburg, PA 17043 • (717) 761-0211 • Fax (717) 975-9750
State College • 1423 North Atherton Street • State College, PA 16803 • (814) 238-8474 • Fax (814) 234-3523
York • 96 South George Street, Suite 350 • York, PA 17401 • (717) 843-0040 • Fax (717) 843-0075

INDEPENDENT AUDITORS' REPORT ON EXEMPTION FROM PROVISIONS FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Stockholders
PFA Security Asset Management, Inc.
1023 Mumma Road
Lemoyne, Pennsylvania 17043

Pursuant to our audit of the financial statements of **PFA Security Asset Management, Inc.** as of and for the years ended December 31, 2002 and 2001, we applied additional procedures regarding the Corporation's compliance with maintaining required customer reserves pursuant to Securities and Exchange Commission Rule 15c3-3.

Management believes that the Corporation is exempt for the provisions and requirements of 15c3-3 under paragraph K-(1) of that rule. Transactions are limited to mutual funds, annuities, and liquidating sales in which the proceeds are immediately used to purchase investment company products. The Corporation does not carry securities accounts for customers or perform custodial functions relating to custodial securities.

In conducting our audit in accordance with auditing standards generally accepted in the United States of America, including supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, we noted no instances of noncompliance with the exemption from provisions identified in paragraph K-(1) of Rule 15c3-3.

Seligman Friedman & Company P.C

Harrisburg, Pennsylvania
January 31, 2003